FOR IMMEDIATE RELEASETSX Venture Exchange Symbol:  GPK.U
 OTCBB Symbol:  GPKUF

GRAND PEAK ANNOUNCES CHIEF FINANCIAL OFFICER RESIGNATION AND APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

VANCOUVER, British Columbia, Canada /February 11, 2009/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to announce that J. Lewis Dillman has been appointed as a chief financial officer of the Company effective immediately.  Mr. Dillman is a seasoned management executive with more than 15 years of experience in the public and private resource industry. Mr. Dillman holds a Masters degree in International Affairs from Columbia University in New York with a specialization in international banking and finance.

Navchand Jagpal resigned from his position as chief financial officer of the Company effective immediately in accordance with recent amendments to the policies of the TSX Venture Exchange which require that the positions of chief executive officer and chief financial officer of an issuer be held by different persons. Mr. Jagpal will continue to act in his capacity as chief executive officer of Grand Peak.

Contact:          Navchand Jagpal
Tel: (604) 443-5059

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